

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

May 6th, 2005

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this



Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between April 7th and May 5th 2005 (inclusive)

   Additional listing of shares
   Block listing application
   Section 198 notification
   AGM statements
   Investor day statement

2. Forms submitted to Companies House

   Returns of allotments of shares (Forms 88(2))


wolfson
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

May 6th, 2005

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAY 09 2005
WASH. D.C. 179 SECTION

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between April 7th and May 5th 2005 (inclusive)

   Additional listing of shares
   Block listing application
   Section 198 notification
   AGM statements
   Investor day statement

2. Forms submitted to Companies House

   Returns of allotments of shares (Forms 88(2))



Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Additional Listing
Released	07:00 20-Apr-05
Number	2577L

RNS Number:2577L
Wolfson Microelectronics PLC
20 April 2005

Wolfson Microelectronics plc

Additional listing of 8,661,000 Ordinary Shares

Edinburgh, 20th April 2005: Wolfson Microelectronics plc (LSE:WLF.L) ("Wolfson") announces that it has made an application for the admission of 8,661,000 ordinary shares of 0.1 pence each (the "Shares") to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. The application for the Shares has been made to cover shares which have been allotted, up to 6th April 2005, pursuant to the exercise of employee share options.

Contacts:

Wolfson Microelectronics plc
Fiona Murdoch
Company Secretary
Tel: 0131 272 7000

END

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Regulatory Announcement

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Free annual report 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Block Listing Application
Released	07:00 20-Apr-05
Number	2589L

RNS Number:2589L
Wolfson Microelectronics PLC
20 April 2005

Wolfson Microelectronics plc

Block Listing Application

Edinburgh, 20th April 2005: Wolfson Microelectronics plc (LSE:WLF.L) ("Wolfson") announces that it has made a block listing application for the admission of 10,697,184 ordinary shares of 0.1 pence each (the "Shares") to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

It is expected that admission to listing of the Shares will take place later today.

The Shares will rank pari passu with the existing ordinary shares of 0.1 pence each in the share capital of the Company and may be issued pursuant to the following Wolfson share option schemes:

Share option scheme	Shares
1995 Wolfson Microelectronics plc First Executive Share Option Scheme	455,000
1995 Wolfson Microelectronics plc Second Executive Share Option Scheme	5,103,600
2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme	2,456,900
2003 Wolfson Microelectronics plc Executive Share Option Scheme A	156,055
2003 Wolfson Microelectronics plc Executive Share Option Scheme B	809,879
2003 Wolfson Microelectronics plc All Employee Share Option Scheme A	1,187,256
2003 Wolfson Microelectronics plc All Employee Share Option Scheme B	528,494
TOTAL	10,697,184

Contacts:

Wolfson Microelectronics plc
Fiona Murdoch
Company Secretary
Tel: 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:47 20-Apr-05
Number	2910L

RNS Number:2910L
Wolfson Microelectronics PLC
20 April 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
20 April 2005

Section 198 Notification

The Company was notified on 20 April 2005 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 14,557,717 ordinary shares in the Company ("Shares"), representing 13.18% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Brown Bros Harrimn Ltd Lux	FIL	12,506
Morgan Stanley London	FIL	16,984
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FISL	4,601,457
JP Morgan Chase Bank	FMRCO	20,000
Mellon Bank N.A.	FMRCO	685,250
Morgan Stanley and Co. Inc.	FMTC	20,600
Bank of New York Brussels	FPM	855,200
Bank of New York Europe Ldn	FPM	73,200
Bankers Trust London	FPM	155,400
Citibank London	FPM	269,700
Clydesdale Bank plc	FPM	94,200
HSBC Bank plc	FPM	479,200
JP Morgan, Bournemouth	FPM	1,728,400
Mellon Bank	FPM	376,800
Midland Securities Services	FPM	77,700
Northern Trust London	FPM	2,607,631
State Str Bk and Tr Co Ldn	FPM	2,446,489
Total Ordinary Shares		14,557,717

END

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Free annual report 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	AGM Statement
Released	11:15 21-Apr-05
Number	3462L

RNS Number:3462L
Wolfson Microelectronics PLC
21 April 2005

21 April 2005

Wolfson Microelectronics plc
AGM Statement

Speaking today at the AGM of Wolfson Microelectronics plc, David Milne, Chief Executive, highlighted that litigation with Cirrus Logic was over and made the following comments regarding the group's trading outlook:

"The trading outlook for 2005 is in line with indications provided in our preliminary results announcement of 22 February 2005. Current bookings are on track with expectations and the Board is confident of delivering year-on-year growth in sales for both the first half and the full year."

Enquiries:

Wolfson Microelectronics
David Milne, CEO; George Elliott, CFO 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	AGM Statement
Released	11:46 21-Apr-05
Number	3522L

RNS Number:3522L
Wolfson Microelectronics PLC
21 April 2005

Wolfson Microelectronics plc
21 April 2005

ANNUAL GENERAL MEETING 2005

Edinburgh, UK - 21 April 2005: Wolfson Microelectronics plc (LSE: WLF.L), a leading fabless semi-conductor company that produces mixed-signal high performance integrated circuits, announces that at the Annual General Meeting of the company held earlier today, all of the resolutions were passed.

A copy of all of the resolutions passed at the AGM has been submitted to the United Kingdom Listing Authority for publication on its Document Viewing Facility.

For further information, please contact:

Wolfson Microelectronics plc:
Fiona Murdoch, Company Secretary

Tel: 0131 272 7000

END

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Regulatory Announcement

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Free annual report 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Investor Day
Released	07:00 22-Apr-05
Number	3887L

RNS Number:3887L
Wolfson Microelectronics PLC
22 April 2005

Wolfson Microelectronics plc

Investor and Analyst Site Visit

Edinburgh, 22 April 2005: Wolfson is today hosting a site visit for analysts and institutional investors at its Edinburgh office. Senior management will give presentations on various aspects of the Company's business and there will be a tour of Wolfson's Edinburgh office. No new trading or financial information will be disclosed during the visit.

A copy of the presentations will be available on request through the Company's website: www.wolfsonmicro.com

Contacts:

Harry Chathli - Corfin Communication Ltd
Tel: 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

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wolfson
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

22 April 2005

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Dear Sir

Company Number SC089839 - Wolfson Microelectronics plc
Form 88(2)

I enclose a Form 88(2).

Yours sincerely

Fiona M

Fiona Murdoch
Company Secretary

Enc:


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 089839

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	04	2005	17	04	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	165,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	20 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEAN FLEMING Address: 13 PHILIP AVENUE, BOGHALL, BATHGATE UK Postcode: EH48 1LP	ORDINARY	10,000
Name: FRANK LAVERTY Address: 5 KEATS PARK, BOTHWELL, LANARKSHIRE UK Postcode: G71 8TG	ORDINARY	30,000
Name: MARTIN TWIGG Address: 15/11 ALLANFIELD, EDINBURGH UK Postcode: EH7 5YJ	ORDINARY	10,000
Name: STEVE WOOD Address: EDEN COTTAGE, 27 ST ANDREWS ROAD, UPPER LARGO, FIFE UK Postcode: KY8 6ES	ORDINARY	10,000
Name: GREIG NEILSON Address: 135 NETHERHILL ROAD, PAISLEY, RENFREWSHIRE UK Postcode: PA3 4SD	ORDINARY	10,000

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed: Ross K Murdoch   Date: 22nd April 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

WESTFIELD HOUSE, 26 WESTFIELD ROAD, EDINBURGH
EH11 2QB
Tel 0131 272 7000
DX number   DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: RICHARD MAGUIRE Address: 1 WEST PARK ROAD, BRAMHALL, STOCKPORT, CHESHIRE UK Postcode SK7 3JX	ORDINARY	25,000
Name: BRIAN MCLEAN Address: 2449 PINE VALLEY GLEN, ESCONDIDO, CALIFORNIA CA 92026, USA UK Postcode	ORDINARY	50,000
Name: GRAHAM JONES Address: 244 GAVKDWELL CRESCENT, EDINBURGH UK Postcode EH17 7SJ	ORDINARY	20,000
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22nd April 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH EH11 2QB
Tel 0131 272 7000

DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: SC 89839

Company Name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	02	2005	06	04	2005

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,456,400	5,000	565,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	15p	19p	20p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: GEORGE ELLIOTT	ORDINARY	600,000
Address: WHINFIELD PATERSON STREET, GALASHIELS, SELKIRKSHIRE		
UK postcode: TD1 3DD		
Name: EDWARD BOYLE	ORDINARY	20,000
Address: 18 KINGSFIELD, LINLITHGOW, WEST LOTHIAN		
UK postcode: EH49 7SJ		
Name: MICHAEL CLANCY	ORDINARY	150,000
Address: 5 PIKES KNOWE COURT, CARDRONA, PEEBLES		
UK postcode: EH45 9LP		
Name: TIM LU	ORDINARY	150,000
Address: 2F, No. 39, ALLEY 20, LANE 407, SEC. 2, TIDING BOULEVARD, NEIHU DISTRICT, 114, TAIPEI, TAIWAN		
UK postcode: —		

Please enter the number of continuation sheets (if any) attached to this form: 4

1/4

Signed ______________________ Date ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name ANNTONY PAN	ORDINARY	50,000
Address 2F, No. 39, ALLEY 20, LANE 407, SEC. 2, TIDING BOULEVARD NEIHU DISTRICT, 114 TAIPEI, TAIWAN		
UK postcode		
Name JAMES REID	ORDINARY	120,000
Address 38A FOUNTAINHALL ROAD EDINBURGH		
UK postcode EH9 2LW		
Name JOHN URWIN	ORDINARY	271,400
Address 37 LONG CROOK ROAD SOUTH QUEENSFERRY EDINBURGH		
UK postcode EH30 9XR		
Name ALASTAIR DAVID MILNE	ORDINARY	460,000
Address 18 NAPIER ROAD EDINBURGH		
UK postcode EH10 5AY		

Please enter the number of continuation sheets (if any) attached to this form 4 2/4

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: STEPHEN DUFFY	Class of shares allotted: ORDINARY	Number allotted: 20,000
Address: 42 WAYFARERS PLACE DALGETY BAY DUNFERMLINE		
UK postcode: KY11 9GF		
Name: MICHAEL DIXON	Class of shares allotted: ORDINARY	Number allotted: 10,000
Address: 15/4 WARDLAW STREET EDINBURGH		
UK postcode: EH11 1TN		
Name: LIAM HAIL	Class of shares allotted: ORDINARY	Number allotted: 10,000
Address: 32 BANKTON AVENUE MURIESTON LIVINGSTON		
UK postcode: EH54 9LD		
Name: FRANK LAFFERTY	Class of shares allotted: ORDINARY	Number allotted: 20,000
Address: 5 KEATS PARK BOTHWELL LANARKSHIRE		
UK postcode: G71 8TG		

Please enter the number of continuation sheets (if any) attached to this form 4 3/4

Signed ______________________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PAULINE BOYLE	ORDINARY	10,000
Address: 23 OLDWOOD PLACE, ELIBURN, LIVINGSTON		
UK postcode: EH54 6UJ		
Name: BERNADETTE VEITCH	ORDINARY	10,000
Address: 10 THORNTREE CRESCENT, PRESTONPANS, EAST LOTHIAN		
UK postcode: EH42 9HQ		
Name: ROSS ARNOTT	ORDINARY	25,000
Address: 8/6 CHAPEL STREET, EDINBURGH		
UK postcode: EH8 9AY		
Name: ANTHONY MAGRATH	ORDINARY	100,000
Address: 52 BATH STREET, PORTOBELLO, EDINBURGH		
UK postcode: EH15 1HF		

Please enter the number of continuation sheets (if any) attached to this form [4] 4/4

Signed ~~Fiona K Murdoch~~ Fiona K Murdoch Date 8th April 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

FIONA MURDOCH, WESTFIELD HOUSE, 26 WESTFIELD ROAD, EDINBURGH EH11 2QB

Tel 0131 272 7000

DX number N/A DX exchange N/A

coform



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

6 January 2005

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Dear Sir

Company Number SC89839 - Wolfson Microelectronics plc
Form 88(2)

I enclose a Form 88(2).

Yours sincerely

Fiona Mu

Fiona Murdoch
Internal Legal Adviser and Company Secretary

Enc:


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number SCO89839

Company name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	11	2004	08	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	100000	100000	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	25p	15p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael Clancy	Class of shares allotted	Number allotted
Address: 5 Pikes Knowe Court, Cadrona	Ordinary	100000
Peebles		
UK Postcode EH45 9LP		
Name: Andrew Cringean	Class of shares allotted	Number allotted
Address: 24 Craigcrook Avenue,	Ordinary	100000
Edinburgh		
UK Postcode EH4 3QB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Fiona Murdoch

Wolfson Microelectronics plc

Tel 0131 272 7000

DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC 89839

Company Name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2004	13	09	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20,000	70,000	24,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	3p	25p	29p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 89839

Company Name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2004	13	09	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	80,000	32,000	20,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	15p	19p	75p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Tom Laird	Class of shares allotted: Ordinary	Number allotted: 100,000
Address: 49 Houston Gardens, Uphall, West Lothian		
UK postcode: EH52 5SH		
Name: John Pennock	Class of shares allotted: Ordinary	Number allotted: 118,000
Address: 39 Baberton Crescent, Juniper Green, Edinburgh		
UK postcode: EH14 5BW		
Name: Andrew Cringean	Class of shares allotted: Ordinary	Number allotted: 8,000
Address: 24 Craigcrook Avenue, Edinburgh		
UK postcode: EH4 3QB		
Name: Vidacos Nominees	Class of shares allotted: Ordinary	Number allotted: 20,000
Address: 25 Molesworth Street, Lewisham, London		
UK postcode: SE13 7EX		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 23-09-04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

8 July 2004

Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

Dear Sirs

Wolfson Microelectronics plc
SC 89839

Please find enclosed a Return of Allotment of Shares form 88(2) for the above Company. If you require any further information please do not hesitate to contact me.

Yours faithfully

pp George Elliott
Finance Director



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC 89839

Company Name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	06	2004	25	06	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	206,000	67,000	8,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	15p	19p	29p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 89839

Company Name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23 / 06 / 2004	25 / 06 / 2004

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Andrew Cringean	Ordinary	171,000
Address		
24 Craigcrook Avenue Edinburgh		
UK postcode EH4 3QB		
Name	Class of shares allotted	Number allotted
Mark Irvine	Ordinary	100,000
Address		
33 Craigmount Park Edinburgh		
UK postcode EH12 8EF		
Name	Class of shares allotted	Number allotted
Debra Hendry	Ordinary	20,000
Address		
74 Ashley Terrace Edinburgh		
UK postcode EH11 1RT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 8/7/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

17th May 2004

Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

Dear Sir

Wolfson Microelectronics plc
Company Number: SC89839

I refer to your letter of 13 May 2004 regarding you query in respect of Return of Allotment of Shares 88(2) form which was submitted on 11 May 2004. There would appear to be a misunderstanding in the numbers quoted by you in your letter.

The Company's authorized share capital is 125,000,000 of 0.1p each (£125,000). To date 107,652,915 shares have been issued, including the 1,678,600 shares included on the form submitted on 11 May. There is therefore no need to increase the Company's authorized share capital.

I enclose therefore the original form and would be grateful if you could confirm your agreement.

Yours faithfully

George Elliott
Finance Director

CHB


Companies House
for the record

Wolfson Microelectronics Plc
Westfield House
26 Westfield Road
EDINBURGH
EH11 2QB


RECEIVED
17 MAY 2004

37 Castle Terrace, Edinburgh EH1 2EB
Telephone 0131 535 5849
Fax 0131 535 5820
DX 235 Edinburgh 1
LP-4 Edinburgh 2
www.companieshouse.gov.uk

Your Ref
Our Ref AM/SC89839
Date: 13 May 2004

Dear Sir/Madam

WOLFSON MICROELECTRONICS PLC

COMPANY NUMBER: **SC89839**

The enclosed form 882R cannot be accepted for filing because:

The value of the shares shown on this form will increase the issued capital beyond your nominal (authorised) capital. The nominal (authorised) capital is the amount the company is allowed to issue. This can be found on the company's memorandum and articles of association. The nominal (authorised) capital is currently 125000. The issued capital is currently 121063. You need to increase the capital to at least 288923 by completing the enclosed form 123. Please also send a copy of the resolution authorising the increase in capital.

Please arrange for the form 882R to be completed and returned to me as soon as possible.

DOCUMENT EXAMINATION BRANCH

Alistair Mayze





Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

11 May 2004

Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

Dear Sirs

Wolfson Microelectronics plc
SC89839

Please find enclosed a completed 88(2) Return of Allotment of Shares form.

Yours faithfully

George Elliott
Finance Director


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC89839

Company name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	30	26
Month	03	04
Year	2004	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	198600	915000	353000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	3p	15p	19p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Companies House receipt date barcode

This form has been provided free of charge by Companies House.


Companies House
for the record

88(2)

Return of Allotment of Shares

CONT.

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC89839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	30 03 2004	26 04 2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	200000	12000	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	25p	29p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Ricky Wong Address: 1/9 Morrison Circus, Edinburgh UK Postcode: EH3 8DW	Ordinary	50,000
Name: Brian McLean Address: 10213 Prairie Fawn Road, San Diego, CA92127, USA UK Postcode:	Ordinary	250,000
Name: Julian Hayes Address: 18 Glenorchy Terrace, Edinburgh UK Postcode: EH9 2DQ	Ordinary	500,000
Name: Graeme Nunn Address: 2F2 18 Panmure Place, Edinburgh UK Postcode: EH3 9JJ	Ordinary	50,000
Name: Douglas Horn Address: 34 Crathes Crescent, Murieston, Livingston, West Lothian UK Postcode: EH54 9EN	Ordinary	50,000

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 11/5/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

Tel
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Eke Address: 15/2 Oxford Street, Newington Edinburgh UK Postcode: EH8 9PH	Ordinary	75,000
Name: John Urwin Address: 37 Long Crook, South Queensferry Edinburgh UK Postcode: EH30 9XR	Ordinary	528,600
Name: Christopher Livingston Address: 520 Old Dalkeith Road Edinburgh UK Postcode: EH17 7DP	Ordinary	50,000
Name: Andrew Myles Address: Flat 1 (Top Floor), 4 Buccleuch Terrace Edinburgh UK Postcode: EH8 9ND	Ordinary	75,000
Name: Richard Maguire Address: 1 West Park Road, Bramhall, Stockport Cheshire UK Postcode: SK7 3JX	Ordinary	50,000

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

Tel


wolfson
microelectronics

26 March 2004

Companies House
37 Castle Terrace
Edinburgh
EH1 2DB

Dear Sirs

Wolfson Microelectronics plc
SC 89839

Please find enclosed a 288b and 88(2) form for your records.

If any points require clarification please do not hesitate to contact me.

Yours faithfully

George Elliott
Finance Director

20 bernard terrace edinburgh eh8 9nx united kingdom

t : +44 (0) 131 272 7000 f : +44 (0) 131 272 7001 e : sales@wolfsonmicro.com w : www.wolfsonmicro.com

Form 88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC 89839

Company Name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2004	24	03	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	350,000	685,000	180,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	3.0p	15p	25p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 89839

Company Name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares vere allotted (if shares were allotted on one date enter that date in the "from" box)	01	03	2004	24	03	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,000	56,000	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	29.0p	19.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: J.R.C. Reid Address: 38 Fountainhall Road Edinburgh UK postcode: EH9 2LW	Ordinary	960,000
Name: Tim Lu Address: c/o 5F-9, No. 6, Lane 180, Min-Chuan East Road Sec 6, Taipei Taiwan UK postcode:	Ordinary	200,000
Name: Bernadette Veitch Address: 10 Thorntree Crescent Prestonpans East Lothian UK postcode: EH32 9HQ	Ordinary	40,000
Name: Kenneth C MacPherson Address: 98 Swanston Muir Edinburgh UK postcode: EH10 7HY	Ordinary	75,000

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ____________________ **Date** 26-03-04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

10 February 2004

Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

Dear Sirs

Wolfson Microelectronics plc

Please find enclosed a completed 88(2) form for your records.

Yours faithfully

George Elliott
Finance Director



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC 89839

Company Name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares vere allotted (if shares were allotted on one date enter that date in the "from" box)	06	11	2003	22	12	2003

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	300,000	200,000	70,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share (*including any share premium*)	3.0p	25p	29p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 89839

Company Name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	11	2003	22	12	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,792,000	582,000	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	15p	19p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Shareholder details	Shares and share class allotted	
Name Peter Frith	Class of shares allotted Ordinary	Number allotted 750,000
Address 35 Oxgangs Farm Grove Edinburgh		
UK postcode EH13 9PP		
Name Colman Clarke	Class of shares allotted Ordinary	Number allotted 600,000
Address 79 Morningside Park Edinburgh		
UK postcode EH10 5EZ		
Name Michael Clancy	Class of shares allotted Ordinary	Number allotted 500,000
Address 5 Pikes Knowe Court Cardrona Village Peebles		
UK postcode EH45 9LP		
Name Stephen Wood	Class of shares allotted Ordinary	Number allotted 250,000
Address Eden Cottage 27 St. Andrews Road Upper Largo Fife		
UK postcode KY8 6ES		

Please enter the number of continuation sheets (if any) attached to this form 4

Signed [signature] Date 10-2-04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Angus Jackson	Ordinary	100,000
Address: 31 Morningside Park Edinburgh		
UK postcode: EH10 5HD		
Name: Paul Neilson	Ordinary	100,000
Address: 8 Tennent Park Mid Calder West Lothian		
UK postcode: EH53 0RF		
Name: Ross Arnott	Ordinary	100,000
Address: 8/6 Chapel Street Edinburgh		
UK postcode: EH8 9AY		
Name: Kevin Stoddart	Ordinary	100,000
Address: 17 Chapel Road Kirkcaldy		
UK postcode: KY2 6TT		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: John Pennock Address: 39 Baberton Crescent, Juniper Green UK postcode: EH14 5BW	Ordinary	80,000
Name: Edward Granville Address: 3F2 14 Gladstone Terrace, Edinburgh UK postcode: EH9 1LT	Ordinary	75,000
Name: Mark Emmerson Address: 19 Bonaly Avenue, Edinburgh UK postcode: EH13 0ET	Ordinary	75,000
Name: Graham Jones Address: 244 Guardwell Crescent, Gilmerton, Edinburgh UK postcode: EH17 7SJ	Ordinary	75,000

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange


coform

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Andrew Murrell Address: 30 Craigentinny Crescent, Edinburgh UK postcode: EH7 6QB	Ordinary	50,000
Name: Anthony Reilly Address: 7 Burnbank Grove, Straiton, Midlothian UK postcode: EH20 9NX	Ordinary	50,000
Name: Linda Watt Address: 18 Mauricewood Avenue, Penicuik UK postcode: EH26 0BH	Ordinary	15,000
Name: Jacqui MacDonald Address: 21 Buckstone Court, Edinburgh UK postcode: EH10 6UL	Ordinary	14,000

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange


coform

Shareholder details	Shares and share class allotted	
Name Louise Jardine	Class of shares allotted Ordinary	Number allotted 10,000
Address 4A Morningside Place Edinburgh		
UK postcode EH10 5ER		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


coform